Filed by Oclaro, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

And Deemed Filed Pursuant to Rule 14a-12 1934
Under the Securities Exchange Act of

Subject Company: Opnext, Inc.
(Commission File No.: 001-33306)

Oclaro & Opnext Merger Announcement Creates a New Leader in Optical Components and Modules March 26, 2012
Transaction Summary Transaction Structure Stock for stock tax free exchange at fixed exchange ratio of 0.42x Implied pro forma ownership 42% Opnext / 58% Oclaro Management Alain Couder as CEO of combined company Harry Bosco on Board of Directors of combined company Board 10 Board members (6 Oclaro including Couder as Chairman, 4 Opnext including Bosco) Closing Conditions Shareholder approvals Regulatory approvals Other customary closing conditions
Transformative Merger Creates a New Optical Industry Leader Complementary Products & Customers Global Presence and Customer Proximity Market Leadership & Technology Innovation Operational & Financial Scale
#2 Global Optical Component and Module Company A leader in core optical network (Long-haul, regional and metro DWDM) Well positioned and expect to become a leader in datacom (enterprise and data centers) A leader in industrial and consumer laser diodes market Complementary Products, Technologies and Customers Delivers more vertical integration capabilities from components to subsystems Strategic Partner of All Leading Optical Systems Manufacturers Broad technology base and heritage of innovation Position combined company to become highly strategic to major customers Global Presence Innovation engines in Japan, EMEA and US, complemented by efficient and agile R&D group in China Balanced presence in R&D and product expertise, close to customers Operational and Financial Scale Competitive cost structure enabling operating margin improvement $35-$45 million in annualized cost synergies expected by the end of 18 months Combination Creates A New Front-Runner with a Strong Technology Base
A New Leader in Optical Components and Modules Source: Ovum, March 2012, historical quarterly revenues compilation in millions $US Fiscal Year Ended June 2011 Historical Comparison of Global Optical Communications Revenue 1,200 1,000 0 800 600 400 200 Finisar JDSU Sumitomo Avago Source Photonics NeoPhotonics Fujitsu Optical Components Oplink $M
(CHART) Total Optical Component Market Spending (in millions) 6 $3,674 $3,529 $6,363 $8,266 '11-'15; 14% CAGR '11-'15; 9% CAGR $7,279 $5,579 $9,222 13% CAGR $4,836 Combined Company Addresses Majority of Optical Component and Module Markets *Source: Ovum OC Forecast, Sep. 2011 and LightCounting Dec. 2011 Forecast. 40G/100G segments derived from 3rd-party reports. SS=Subsystems, WM=Wavelength Management
(in millions) (CHART) $226 $255 $451 $1,030 42 % CAGR $207 $696 $1,445 $1,851 Source: Ovum OC Forecast, Sep 2011 and LightCounting Dec. 2011 Forecast 40G Subsystem & 100G Line-side segments derived from 3rd-party reports Combined Company Well Positioned in Fastest Growing 40G/100G Markets
Powerful Base of Innovation Accelerates Market Differentiation Chip Level Innovation, Best in Class Wafer Fabs Datacom Enterprise- Data Center 10/40/100G Transceivers Core Optical Network 10/40/100G Transmission Industrial & Consumer Laser Diodes Core Optical Network ROADM Amplifiers Subsystems Lithium Niobate MEMS Liquid Crystal Indium Phosphide Extensive Patent Portfolio - Over 30 Years of Technology Heritage Gallium Arsenide Gallium Nitride
Differentiation and Competitiveness Through Vertical Integration System integration, Custom solutions Advanced module design Electronic integration, Firmware Optical, mechanical, and RF design expertise Advanced packaging for optical sub components Lasers, Photo-detectors, Modulators, MEMS, LC Leadership from Wafers and Chips to Modules and Subsystems Innovative Technologies and Broad Skill Set Across All Levels of Integration Vertical Product Portfolio to Serve a Broad Customer Base Subsystems Solutions Module Integration Wafer Fabrication and Chip Design Miniaturization & Advanced Packaging Differentiating Portfolio of Core Technologies
Leading Fast Growing 40G and 100G Market 40G and 100G Subsystem 40G and 100G Muxponder 40G and 100G Transponder/Regen 40G SFF and LFF 40G DPSK 40 GbE/OTU3 CFP 40G DQPSK 100 GbE CFP 100G OTU4 CFP 40G and 100G EA-TOSA 40G and 100G PIN-ROSA 100G Coherent Subsystems Components 40GbE QSFP Line-Side Modules Client-Side Modules 40G Coherent 100G Metro 40G and 100G ITLA 40G and 100G modulators 40G and 100G Integrated Receivers 40G and 100G Mini-Subsystem 40G and 100G Custom LC Design
Industry's Broadest Tunable and Fixed 10G Product Portfolio Line-Side Modules Material Systems & Devices Client-Side Modules (All Reaches) Components TOSA/ROSA Cooled/Uncooled EA Lasers Tunable Lasers + MZM Negative Chirp VCSEL MZM Tunable EA-DFB DFB Lithium Niobate GaAs InP PIN & APD + TIA Receivers LN Modulators DFB Lasers 300-pin XENPAK X2 XFP SFP+ 300-pin DWDM 300-pin Tunable XFP Tunable Negative Chirp 300-pin Tunable + MLSE
Leading Supplier of ROADM/Amplifier Solutions Managed amplifiers subsystems Wavelength mux/demux Add/drop Cooled pump lasers Uncooled pump lasers Wavelength management DWDM filters Thin film filters InP lasers Tunable Dispersion Compensation Subsystems Materials Gain flattening filters Modules Components Micro, Fixed and variable gain EDFAs Optical channel monitor MEMS and Liquid Crystal GaAs lasers Integrated ROADM/amps Line cards Smart arrayed amplifiers Low- and high port count WSS
Printing Medical Defense & Security Material Processing Infrared/ Night Vision Laser Targeting Distance Measurement Laser Level Cosmetics and surgical lasers Leadership in Industrial Laser Diode Applications Welding, marking, drilling
Display Technologies Laser Assisted Magnetic Recording Optical Interconnects Optical and Finger Navigation Show Lasers Lasers for Mini Projectors Heads-Up Display 3D-sensing Market Commercial Applications Laser Printing/ MFP Barcode Scanners Expanded Markets for Consumer Laser Diodes
Combination Creates New Leader in Optical Component and Module Industry Telecom Leadership in the Core Optical Network A leading supplier into the core optical network DWDM leadership for long-haul, regional and metro 40G and 100G solutions from sub-system to transceiver level Vertically integrated from component to module Uniquely positioned to address next generation opportunities Datacom Expanding Portfolio for Enterprise & Data Center A leading transceiver supplier into enterprise and data center applications with globally recognized expertise High speed VCSELs from leading in-house VCSEL manufacturer New innovative DFB surface emitting laser arrays for higher speed and longer reach DFB lasers and arrays for intermediate and extended reach Industrial and Consumer Leading Supplier of Laser Diodes Unifies two complementary product portfolios Largest VCSEL manufacturer A leading merchant supplier of laser diodes with wavelengths from 790nm to 1500nm Leading in laser diodes from 404nm to 852nm with output power of 5mW to 500mW
Complementary Customer Base Core Optical Network, Data Center, Enterprise Industrial and Consumer
24/7 Global Presence Europe & Israel Asia System Architecture Expertise Custom & Advanced Module Design Micro-optics and high power packaging Pluggables Tunable lasers, PICs, Rx, and modulators Optical, mechanical design and packaging Wavelength switching and MEMS High power diodes and VCSEL Advanced transceiver design and optical packaging Advanced active device research and development Software and value engineering R&D in China Liquid Crystal Manufacturing hub R&D, Product and Sales Support in Europe, Japan, U.S., China Close to Our Customers North America
Combination Creates Long-Term Shareholder Value Solid Foundation for Growth Strong intellectual property portfolio (> 2000 patents) World class wafer fabs with incremental capacity Scalable assembly and test strategy Highly strategic supplier to major customers Strategic synergies create expanded market opportunities Operating Leverage Expected Financial Leverage Expected Vertical in-feed of component parts into modules/subsystems Leverage global supply chain and low cost assembly and test hubs Focus R&D resources in key growth markets Align SG&A and streamline single public company costs Non-GAAP operating income positive in first full fiscal quarter post-close * Annualized cost synergies of $35M to $45M within 18 months of close Restructuring and system integration costs of $20M to $30M in total *Presumes a July 2012 deal close
Transformative Merger Creates a New Optical Industry Leader Complementary Products & Customers Global Presence and Customer Proximity Market Leadership & Technology Innovation Operational & Financial Scale
Forward-Looking Statements This communication contain statements about the future expectations, plans or prospects of Oclaro and its business, and together with the assumptions underlying these statements contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to: (i) statements about the benefits of the merger involving Oclaro and Opnext, including potential synergies and cost savings and the timing thereof; (ii) future financial and operating results following the merger; (iii) the combined company's plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities for the combined company; (v) the impact on the merger on the market for the combined company's products; (vi) the non-GAAP operating income and integration costs of the combined company; and (vii) other statements identified by words such as "potential," "expected," "plan," "estimate," "intend," "will," "should", "believe", "target", or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Oclaro's and Opnext's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Oclaro and Opnext. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (i) the failure of the merger to close for any reason; (ii) the competitive position and opportunities for the combined company; (iii) general business and economic conditions; (iv) the performance of financial markets; (v) risks relating to the consummation of the contemplated merger, including the risk that required stockholder approval and regulatory agency approval might not be obtained in a timely manner or at all or that other closing conditions are not satisfied; (vi) the impact on the merger on the markets for the combined companies optical, industrial and consumer products; (vii) the failure of the combined company to realize synergies and cost-savings from the transaction or delay in realization thereof; (viii) the businesses or employees of Oclaro and Opnext not being combined and integrated successfully, or such combination taking longer or being more difficult, time-consuming or costly to accomplish than expected; (ix) operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties; (x) the future performance of the combined company following the closing of the merger; (xi) the combined company's ability to maintain gross margins; (xii) effects of fluctuating product mix on results; (xiii) the combined company's ability to timely develop and commercialize new products; (xiv) the combined company's ability to respond to evolving technologies and customer requirements; (xv) the combined company's dependence on a limited number of customers for a significant percentage of its projected revenues; (xvi) the combined company's ability to effectively compete with companies that have greater name recognition, broader customer relationships and substantially greater financial, technical and marketing resources; (xvii) increased costs related to downsizing and compliance with regulatory requirements in connection with such downsizing, competition and pricing pressure; (xviii) the combined company's potential lack of availability of credit or opportunity for equity based financing; (xix) the combined company's risks associated with international operations; (xx) the combined company's outcome of tax audits or similar proceedings; and (xxi) the outcome of pending litigation against Oclaro or Opnext. Additional factors that can cause the results to materially differ than those described in the forward-looking statements can be found in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Oclaro and Opnext, with the Securities and Exchange Commission. They each anticipate subsequent events and developments may cause their views and expectations to change. Neither Oclaro nor Opnext assumes any obligation, and they specifically disclaim any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise. Safe Harbor Statements
Additional Information and Where to Find It This communication is being made in respect of the proposed business combination involving Oclaro and Opnext. In connection with the proposed transaction, Oclaro and Opnext plan to file documents with the SEC, including the filing by Oclaro of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Oclaro and Opnext plan to file with the SEC other documents regarding the proposed transaction. Investors and security holders of Oclaro and Opnext are urged to carefully read the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Oclaro and Opnext because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the documents filed with the SEC on Oclaro's website at www.oclaro.com or Opnext's website at www.opnext.com or the SEC's website at www.sec.gov. Oclaro, Opnext and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of Oclaro is also included in Oclaro's proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on September 9, 2011, and additional information regarding the directors and executive officers of Opnext is also included in Opnext's proxy statement for its 2012 Annual Meeting of Stockholders, which was filed with the SEC on January 26, 2012, respectively. Safe Harbor Statements